PRESIDIO FUNDS

Sector Weightings

as of April 30, 2007


Financial Services and Insurance 3.12%
Net Cash 8.78%
Consumer Goods and Services 16.91%
Retail 6.88%
Industrial Goods 8.60%
Technology 15.93%
Basic Materials 11.49%
Business Services 14.87%
Healthcare 13.42%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Consumer Goods & Services	16.91%
Technology	15.93%
Business Services	14.87%
Healthcare	13.42%
Basic Materials	11.49%
Industrial Products	8.60%
Retail	6.88%
Financial Services & Insurance	3.12%
Net Cash	8.78%